Mabey & Coombs, L.C.
Attorneys at Law
Highland Park Plaza
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001
Phone (801) 467-2021
Fax (801) 467-3256
CONFIDENTIAL FACSIMILE

TO:	**S. THOMAS KLUCK II**
	DIVISION OF CORPORATION FINANCE
	TELEPHONE NUMBER: (202) 551-3233
FAX NO.	**(202) 772-9206**
FROM:	**John Michael Coombs**
DATE:	**June 25, 2005 TIME: 2:06 p.m. (Approx)**
NO. OF PAGES:	**2 3 (Including cover sheet)**
RE:	*Fax dated June 23, 2005 to J. M. Coombs from S.T. Kluck*
	Valley High Mining Company
	Total Number of Pages, Including Cover Sheet: 18
WITH THIS FAX:	*1st and 2nd page of your Telefacsimile Transmittal dated June 23, 2005 to John Michael Coombs*

Dr. Mr. Kluck:

You sent the above-referenced fax to our office on June 23, 2005. Apparently, there was a problem in the transmission. We only received 12 of the 18 pages. We would sincerely appreciate it if you could send us pages 13 (page 12 of your letter) through page 18. You assistance would be appreciated.

I do not know if it is possible to transmit the same facsimile via e-mail, but if you can, it would be greatly appreciated if you could, to please send the entire above-referenced facsimile via e-mail to "jmcoombs@sisna.com".

Thank you for your assistance in this matter. Please call me at (801) 467-2021 and leave a message on extension "1" if you need to talk with me directly.

Janis M. Mabey
Assistant to J. M. Coombs

If there are any errors with the transmission, please contact: __Janis__ at (801) 467-2021

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